Exhibit 99.1

Company Contact:
Michael Rabinovitch EVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS ANNOUNCES A $4.8 MILLION NEW FINANCING

MONTREAL – (BUSINESS WIRE) – August 12, 2013 – Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE MKT:BMJ), executed a subscription agreement with Montrovest B.V., its controlling shareholder ( the “Investor”) to provide US$4.8 million to the Company in the form of a debenture convertible into Class A voting shares (the “Debenture”). The Company plans to close and receive the funding on the transaction on or before August 16, 2013. The Debenture will be sold to the Investor in a private placement. The funds will be used to finance the Company’s expansion into China. The Debenture bears interest at an annual interest rate of 6%. The Investor has the option to convert the Debenture before December 31, 2015 if a third party investor invests in the Company, on the same terms as the investment by a third party.

In addition, the Investor also has the option, at any time prior to December 31, 2015 to convert the Debenture at a conversion price equal to the greater of:

(i) $1.30

(ii) the market closing price on the last trading day prior to the conversion; and

(iii) the Company’s book value per share.

If the Debenture is not converted prior to December 31, 2015, then the Debenture will automatically be converted on December 31, 2015 into Class A voting shares at a conversion price equal to the greater of:

(i) $1.30

(ii) the market closing price on the last trading day prior to the conversion; and

(iii) the Company’s book value per share.

Interest on the Debenture will be paid in the form of additional Class A voting shares at the time of conversion of the Debenture at the same conversion price of the Debenture.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks & Mayors, commented: “I appreciate the confidence demonstrated by this investment from our controlling shareholder in our strategic expansion into China and I look forward to this next chapter in the Birks brand international development.”

The Debenture has not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Birks & Mayors Inc.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of August 1, 2013, the Company operated 29 stores under the Birks brand in most major metropolitan markets in Canada, 20 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will be able to close the new financing arrangement with the Investor and receive the funds necessary to finance our expansion into China. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2013 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.